SPECIAL MEETING OF SHAREHOLDERS OF
RED WHITE & BLOOM BRANDS INC.
on Thursday May 20,2021
Scrutineers Report

This scrutineers' report is subject to any determinations or decisions made by the Chairman of the meeting including with respect to any proxies or other voting documentation.

-	SHAREHOLDERS IN PERSON, REPRESENTING	-	SHARES
71	SHAREHOLDERS BY PROXY, REPRESENTING	118,090,677	SHARES
	TOTAL SHARES REPRESENTED AT MEETING	118,090,677	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:	320,656,234
PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING	36.83%

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1. To consider and, if thought fit, to approve, subject to regulatory approval, a special resolution authorizing the Company to alter the articles of the Company to change the conversion date of the Series 2 Preferred Shares such that each Series 2 Shareholder shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable Shares on any business day after the eighteen month anniversary of the date upon which the Series 2 Preferred Shares were issued by the Company (the "Initial Issuance Date") and prior to the two year anniversary of the Initial Issuance Date; and

	Common	S2 Preferred	Total
Shares VOTED FOR	71,701,394	45,398,303	117,099,697
Shares VOTED AGAINST	274,980	716,000	990,980

2. To transact such further or other business as may properly come before the Special/Class Meeting or any adjournment or adjournments thereof.

Shares VOTED FOR	69,680,530	41,618,303	111,298,833
Shares VOTED AGAINST	2,295,844	4,496,000	6,791,844

Scrutineer:

National Securities Administrators Ltd.